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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No._______)*


                             Morrison Knudsen Corp.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   618447106
                      -----------------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement. [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 618447106                13G                      Page 2 of 11 Pages
         ----------



1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch & Co., Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


              5   SOLE VOTING ORGANIZATION

                       None

              6   SHARED VOTING POWER

                       2,516,850

              7   SOLE DISPOSITIVE POWER

                       None

              8  SHARED DISPOSITIVE POWER

                       2,516,850

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,516,850

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.0%

12   TYPE OF REPORTING PERSON*

              HC, CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 618447106             13G                        Page 3 of 11 Pages
          ---------


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Merrill Lynch Group, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                None

        6  SHARED VOTING POWER

                2,477,354

        7  SOLE DISPOSITIVE POWER

                None

        8  SHARED DISPOSITIVE POWER

                2,477,354

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,477,354

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.9%


12   TYPE OF REPORTING PERSON*

            HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 618447106                   13G                    Page 4 of 11 Pages
          ---------

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Princeton Services, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5   SOLE VOTING POWER

                None

        6   SHARED VOTING POWER

                2,265,567

        7   SOLE DISPOSITIVE POWER

                None

        8   SHARED DISPOSITIVE POWER

                2,265,567

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,265,567

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.2%

12   TYPE OF REPORTING PERSON*

            HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 618447106                 13G                       Page 5 of 11 Pages
          ---------


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch Asset Management, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH




            5  SOLE VOTING POWER

                   None

            6  SHARED VOTING POWER

                   2,265,567

            7  SOLE DISPOSITIVE POWER

                   None

            8  SHARED DISPOSITIVE POWER

                   2,265,567

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,265,567

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.2%

12   TYPE OF REPORTING PERSON*

            IA, PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G



Item 1 (a)     Name of Issuer:
               ---------------

               Morrison Knudsen Corp.


Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

               Morrison Knudsen Plaza
               P.O. Box 73
               Boise, ID 83729


Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch Group, Inc.
               Princeton Services, Inc.
               Merrill Lynch Asset Management, L.P.


Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch Group, Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Princeton Services, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Merrill Lynch Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536


                              Page 6 of 11 pages

Item 2 (c)          Citizenship:
                    -----------

                    See Item 4 of Cover Pages

Item 2 (d)          Title of Class of Securities:
                    ----------------------------

                    Common Stock


Item 2 (e)          CUSIP Number:
                    ------------

                    618447106

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(1)(ii)(G). Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940.

Item 4              Ownership
                    ---------

                    (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML & Co., ML Group, PSI and MLAM (the "Reporting Persons") disclaim beneficial ownership of the securities of Morrison Knudsen Corp. (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer covered by this statement, other than in the case of ML&Co. certain securities of the Issuer held in proprietary accounts of its broker-dealer subsidiary.

                    (b) Percent of Class:

                                  See Item 11 of Cover Pages

                    (c) Number of shares as to which such person has:

                         (i) sole power to vote or to direct the vote:

                                  See Item 5 of Cover Pages

                         (ii) shared power to vote or to direct the vote:

                                  See Item 6 of Cover Pages


                              Page 7 of 11 pages

               (iii)   sole power to dispose or to direct the disposition of:

                          See Item 7 of Cover Pages

               (iv)    shared power to dispose or to direct the disposition of:

                          See Item 8 of Cover Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------


          MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.
With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities herein.



Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 8 of 11 pages

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February    , 1994      Merrill Lynch & Co., Inc.

                               /s/ David L. Dick
                               -------------------------------
                               Name: David L. Dick
                               Title: Assistant Secretary


                               Merrill Lynch Group, Inc.

                               /s/ David L. Dick
                               -------------------------------
                               Name: David L. Dick
                               Title: Secretary


                               Princeton Services, Inc.

                               /s/ David L. Dick
                               -------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact*


                               Merrill Lynch Asset Management, L.P.
                               By:  Princeton Services, Inc. (General Partner)

                               /s/ David L. Dick
                               -------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact*



________________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.



                              Page 9 of 11 pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------



          Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), are holding companies in accordance with (S) 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries are set forth below.

          ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 7.9% of the common stock of Morrison Knudsen Corp. (the "Issuer") by virtue of its control of its subsidiaries, PSI and Merrill Lynch Bank (Suisse) S.A. and various trust company subsidiaries.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 7.2% of the common stock of the Morrison Knudsen Corp. (the "Issuer") by virtue of its being the general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM").

          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of 7.2% of the common stock of the Issuer as a result of its acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by MLAM owns more than 5% of the common stock of the Issuer.

          Bank Suisse, a bank organized and existing under the laws of Switzerland, is an indirect wholly-owned subsidiary of ML Group and is treated, pursuant to a "no action" letter issued to ML&Co. dated Novemberr 24, 1993 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, as an instituional investor within the meaning of (S) 240.13d-1(b)(1)(ii)(A)-(G) for purposes of Schedule 13G reporting. Bank Suisse may be deemed to beneficially own certain of the securities reported herein.

          Finally, certain Merrill Lynch trust companies, each of which is a wholly-owned subsidiary of ML Group and a bank as defined in section 3(a)(6) of the Exchange Act, may be deemed to be the beneficial owners of certain of the securities reported herein.

                              Page 10 of 11 pages

          Pursuant to (S) 240.13d-4, ML&Co., MLPF&S, ML Group, PSI, MLAM, Bank Suisse and the trust companies disclaim beneficial ownership of the securities of the Issuer referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that any of them are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Issuer covered by this statement, except in the case of ML&Co. and MLPF&S, those securities held by MLPF&S in proprietary accounts.

















                              Page 11 of 11 pages